Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

April 22, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Select Tax-Free Income Portfolio 3 (the “Fund” or “Registrant”)

File Numbers: 333-185496; 811-06693

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated January 10, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-185494 and 811-06548), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 14, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-185496 and 811-06693), which was filed today with the SEC.

PROSPECTUS

Cover Page

1.

Comment: The third sentence of the first paragraph on the Cover Page states that “[t]he Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (as defined below under ‘Portfolio Contents’) in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” Because the Fund includes the words “Tax-Free” in its name (as opposed to the term “Municipal”), consistent with rule 35d-1 under the Investment Company Act of 1940, please revise this statement and similar

April 22, 2013

statements elsewhere in the Prospectus and Statement of Additional Information to provide that the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from federal income tax under both the regular tax rules and the alternative minimum tax rules. The policy must be a fundamental policy. See Investment Company Act Release No. 24828 [66 FR 8509, 8512] (Feb. 1, 2001); Letter to Investment Company Institute, 2001 SEC No-Act. LEXIS 824, at *7 (Dec. 4, 2001).

Response: Registrant has made the requested change.

2.	Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments, (i) the income from which is exempt from regular federal income tax, as a fundamental policy, and (ii) that at the time of investment are rated investment grade quality, as a non-fundamental policy. “Please state in this paragraph that the policy described in (i) (revised in accordance with Comment 1) will require a shareholder vote to change and the policy described in (ii) may not be changed without 60 days’ prior notice to shareholders.

Response: To avoid unnecessary repetition of the shareholder notice and approval requirements, the following language has been added where indicated:

•	In the “Investment Objective and Policies” section in the Prospectus Summary on page 1 and in the “The Fund’s Investments–Investment Policies” on page 28 of the Prospectus:

“The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without shareholder approval.” The referenced policy is identified as fundamental on the cover page.

•	In the “The Fund’s Investments–Investment Policies” on page 28 of the Prospectus:

“Any non-fundamental policy of the Fund may be changed by the Fund’s Board following the provision of 60 days prior written notice to Common Shareholders.”

April 22, 2013

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

Prospectus Summary (Pages 4 – 21)

3.	Comment: The first sentence of the second paragraph under “Investment Objective and Policies” on page 4 states that “[a]s a non-fundamental policy, the Fund seeks to achieve its investment objective by investing in a diversified portfolio of municipal securities at least 80% comprised of investment grade quality securities, the income from which is exempt from regular federal income tax.” Similar to Comment 2, please state in an appropriate place in this section that this policy may not be changed without 60 days’ prior notice to shareholders.

Response: Please see our Response to Comment 2, above.

4.	Comment: The first sentence of the third paragraph under “Investment Objectives and Polices” on page 4 states that “[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” Similar to Comment 2, once the statement has been revised in accordance with Comment 1, please state in an appropriate place in this section that this policy will require a shareholder vote to change.

Response: Please see our Response to Comment 2, above.

5.	Comment: The second to last sentence of the third paragraph under “Investment Objectives and Policies” on page 4 states that “[t]he Fund may invest up to 20% of its Managed Assets in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals.” Please clarify in this section that the Fund’s investment in these AMT Bonds will not be counted towards meeting the Fund’s fundamental investment policy.

Response: Registrant has made the requested change.

6.

Comment: The first sentence of the fifth paragraph under “Investment Objectives and Policies” on page 5 states that “[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal

April 22, 2013

securities that provide for the payment of interest income that is exempt from regular federal income tax.” Will the Fund count investments in derivatives towards satisfaction of the 80% requirement of rule 35d-1 under the 1940 Act? If yes, please confirm that the Fund counts derivatives based on their market value, rather than their notional value.

Response: Registrant does count investments in derivatives towards the satisfaction of its policy to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

7.	Comment: The third to last sentence of the fifth paragraph under “Investment Objectives and Policies” on page 5 states that the Fund may invest in inverse floating rate securities. Please explain to us how the Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities. If segregation of assets is used, please confirm that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund’s obligation.

Response: The Registrant complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities by segregating assets in amounts necessary to cover its potential repayment obligation in connection with the inverse floating rate securities (the value of the principal and interest owned thereon). The Registrant confirms supplementally that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse

[1]

The Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

April 22, 2013

floating rate security is not used as an asset to cover the Fund’s obligation. Additionally, disclosure regarding the segregation of assets to cover the potential repayment obligation in connection with inverse floating rate securities can be found on page [30] of the prospectus. The disclosure on page [30] states “The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts.”

8.	Comment: The first sentence of the sixth paragraph under “Investment Objectives and Policies” on page 6 states that “[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objective.” The second sentence states that “[s]uch instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.” Please confirm that the second sentence lists all of the derivatives in which the Fund intends to invest as a principal investment strategy. If the Fund intends to invest in other derivatives as a principal investment strategy, please list these derivatives in this section. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy.

9.	Comment: The third sentence of the second paragraph under “Use of Leverage” on page 8 repeats the first sentence of the paragraph. Please delete either the first or the third sentence.

Response: The Registrant has made the requested change.

10.	Comment: The first sentence of the fourth paragraph under “Use of Leverage” on page 9 states that “[t]he Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to the Fund’s subadviser, Nuveen Asset Management) based on a percentage of Managed Assets.” Please confirm to us that the Fund’s management fees will not be based on the notional value of derivatives.

Response: Confirmed.

11.	Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 20.

April 22, 2013

Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

The Fund’s Investments (Pages 27 – 38)

12.	Comment: The first sentence of the first paragraph under “Investment Policies” on page 28 states that “[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” After revising this sentence in accordance with Comment 1, please clarify in this section that this policy may only be changed by vote of the shareholders (or include a cross-reference to the section where this disclosure is made).

Response: Please see our Response to Comment 2, above.

13.	Comment: The first sentence of the second paragraph under “Investment Policies” on page 28 states that “[a]s a non-fundamental policy, the Fund seeks to achieve its investment objective by investing in a diversified portfolio of municipal securities at least 80% comprised of investment grade quality securities, the income from which is exempt from regular federal income tax.” Please state in an appropriate part of this section that this policy may only be changed following 60 days’ notice to shareholders.

Response: Please see our Response to Comment 2, above.

April 22, 2013

14.	Comment: The fifth from last sentence of the second paragraph under “Derivatives” on page 37 states that “[t]he CFTC amendments to Regulation 4.5 will go into effect at the end of the compliance date of December 31, 2012, unless extended by the CFTC.” Please update this section to reflect the current status of the rule. Please disclose in this section whether the Fund will comply with amended Regulation 4.5’s requirements, or whether NFA or Nuveen Asset Management will register with respect to the Fund as a commodity pool operator with the CFTC.

Response: The Registrant has made the requested change.

Plan of Distribution (Pages 54 – 56)

15.	Comment: The last sentence of the fourth paragraph under “Distribution Through At-the-Market Transactions” on page 55 states that “[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

April 22, 2013

Tax Matters (Pages 60 – 61)

16.	Comment: Please update the third and the eighth paragraphs under “Tax Matters” on pages 60 and 61 (and any other affected paragraphs) to reflect the current state of the federal tax laws.

Response: The Registrant has updated the relevant disclosures.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Techniques (Page 4 - 22)

17.	Comment: The paragraph under “Total Return Swaps” on page 13 indicates that the Fund may engage in transactions involving total return swaps. When the Fund does engage in transactions involving total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979) (“10666”). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant confirms that it complies with the requirements set forth in 10666 and is aware of the Commission’s recent concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund.

Portfolio Transactions and Brokerage (Page 50 - 51)

18.	Comment: Please either confirm to us that the Fund does not execute any commission based trades or state in this section whether persons acting on behalf of the Fund are authorized to pay a broker a commission in excess of that which another broker might have charged for effecting the same transaction because of the value of brokerage or research services provided by the broker. If applicable, please also explain that research services furnished by brokers through whom the Fund effects securities transactions may be used by the Adviser in servicing all of its accounts and that not all the services may be used by the Adviser in connection with the Fund; or, if other policies or practices are applicable to the Fund with respect to the allocation of research services provided by brokers, concisely explain the policies and practices. See Instructions 3 and 4 to Item 21.3. of Form N-2.

April 22, 2013

Response: The Fund does not execute any commission based trades and accordingly the referenced disclosure is not applicable.

*        *        *         *        *        *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

Kathleen M. Long

cc:	Kevin McCarthy

Gifford Zimmerman